Mail Stop 3561

August 16, 2007

Wayne Lipschitz
Chief Financial Officer
Grill Concepts, Inc.
11661 San Vicente Blvd., Suite 404
Los Angeles, CA 90049

> **Re: Grill Concepts, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 8-K dated July 2, 2007**
> **Filed July 6, 2007**
> **File No. 000-23326**

Dear Mr. Lipschitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant